Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	Fiscal Year					Year Ended December 26, 2003 on a pro forma basis for the	Year Ended December 26, 2003 on a pro forma basis for the
	1999	2000	2001	2002	2003	exchange offer(5)	exchange offer(6)
Earnings:
Net (loss) income prior to cumulative effect of change in accounting principle	(146.1)	37.0	(336.4)	(374.7)	(157.1)	(128.1)	(129.6)
Taxes on net loss	(48.2)	15.2	123.4	14.7	47.4	47.4	47.4
Total fixed charges	94.0	96.0	97.6	95.1	104.7	70.4	71.9
Capitalized interest	(4.6)	(.2)	(.7)	(1.4)	(.3)	(.3)	(.3)
Capitalized interest amortized	2.2	2.4	2.2	2.3	2.3	2.3	2.3
Equity loss/(earnings of non-consolidated associated companies accounted for by the equity method, net of dividends)	(11.0)	(8.9)	(4.6)	(4.3)	(9.1)	(9.1)	(9.1)
	(113.7)	141.5	(118.5)	(268.3)	(12.1)	(17.4)	(17.4)
Fixed charges:
Interest expense (including dividend on trust preferred security)	70.2	83.3	84.5	83.0	95.5	61.2	62.7
Capitalized interest	4.6	.1	.7	1.4	.3	.3	.3
Imputed interest on non-capitalized lease payment	19.2	12.6	12.4	10.7	8.9	8.9	8.9
	94.0	96.0	97.6	95.1	104.7	70.4	71.9
Ration of earnings to combined fixed charges and preferred share dividends(1)(2)(3)	—	1.47	—	—	—	—	—

(1)                                  Includes in years 1999, 2000, 2001, and 2002 dividends on preferred securities of a subsidiary trust of $15.2, $15.8, $15.8 and $16.6, respectively and includes in the year ended December 26, 2003 $18.1.  The pro forma results include a $13.9 reduction in dividends on the trust securities, a $13.4 reduction in interest on the convertible notes, a $0.8 increase in interest on the 2005 notes under the modification method and a $2.3 increase in interest on the 2005 notes under the extinguishment method, and a $7.4 reduction in interest on the Robbins bonds.

(2)                                  Includes increase in the tax valuation allowance of $197.0 in the year 2001, $175.6 in the year 2002 and $37 million for the year ended December 26, 2003.

(3)                                  Earnings are inadequate to cover fixed charges.  The yearly coverage deficiencies are $207.7 in 1999, $216.1 in 2001, $363.4 in 2002 and $116.8 in 2003.  The coverage deficiency was $87.8 on the modification method and $89.3 on the extinguishment method for the year ended December 26, 2003 on a pro forma basis for the exchange offer.

(4)                                  Assumes that:

•     holders of at least 75% of the aggregate liquidation amount of trust securities having validly tendered, and not validly withdrawn, those trust securities; and

•     holders of at least 90% of the aggregate principal amount of convertible notes having validly tendered, and not validly withdrawn, those convertible notes; and

•     holders of at least 90% of the aggregate principal amount of Robbins bonds having validly tendered, and not validly withdrawn, those Robbins bonds; and

•     holders of at least 90% of the aggregate principal amount of 2005 notes having validly tendered, and not validly withdrawn, those 2005 notes.

(5)                              Assumes the treatment of the 2005 notes in the exchange offer is accounted for using the modification method.

(6)                              Assumes the treatment of the 2005 notes in the exchange offer is accounted for using the extinguishment method.